Filed by Sysco Corporation

Commission File No. 001-06544

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: USF Holding Corp.

Additional Information for USF Stockholders

In connection with the proposed transaction, Sysco filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on August 8, 2014, a Registration Statement on Form S-4 that includes a consent solicitation statement of USF that also constitutes a prospectus of Sysco. STOCKHOLDERS OF USF ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THESE MATERIALS CONTAIN IMPORTANT INFORMATION. The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from Sysco at www.sysco.com/investors or by emailing investor_relations@corp.sysco.com. You may also read and copy any reports, statements and other information filed by Sysco with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Filed by Sysco Corporation

Commission File No. 001-06544

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: USF Holding Corp.

Q1 2015 Earnings Call

Company Participants

Shannon Mutschler

William J. DeLaney

Robert Chris Kreidler

Other Participants

Kelly A. Bania

Andrew P. Wolf

John E. Heinbockel

Lauren Wood

Karen F. Short

Meredith Adler

Mark G. Wiltamuth

Ajay Kumar Jain

John W. Ivankoe

Andrew R. Ruben

MANAGEMENT DISCUSSION SECTION

Operator

Good morning, everyone and welcome to the Sysco Reports First Quarter Fiscal 2015 Conference Call. As a reminder, today’s call is being recorded. We will begin today’s call with opening remarks and introductions.

I would now like to turn the conference over to Shannon Mutschler, Vice President of Investor Relations. Please go ahead, ma’am.

Shannon Mutschler

Good morning, everyone, and welcome to Sysco’s first quarter fiscal 2015 earnings call. Today you will hear prepared remarks from Bill DeLaney, our President and Chief Executive Officer; and Chris Kreidler, our Chief Financial Officer.

Before we begin, please note that statements made during this presentation that state the company’s or management’s intentions, beliefs, expectations or predictions of the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and actual results could differ materially. Information about factors that could cause results to differ from those in the forward-looking statements is contained in the company’s SEC filings. This includes, but is not limited to, risk factors contained in our annual report on Form 10-K for the year ended June 28, 2014, subsequent SEC filings and in the news release issued earlier this morning. A copy of these materials can be found in the Investor section at sysco.com or via Sysco’s IR app.

Non-GAAP financial measures are included in our comments today and in our presentation slides. The reconciliation of these non-GAAP measures to the applicable GAAP measures are included at the end of the presentation and can also be found in the Investor section of our website. All comments about earnings per share refer to diluted earnings per share unless otherwise noted. In addition, all references to case volume include total Broadline and SYGMA combined.

To ensure that we have sufficient time to answer all questions, we’d like to ask each participant to limit their time today to one question and one follow up.

At this time, I’d like to turn the call over to our President and Chief Executive Officer, Bill DeLaney.

William J. DeLaney

Thank you, Shannon. Hello, everyone and thank you for joining us today. This morning Sysco reported first quarter fiscal 2015 financial results. Sales grew more than 6% to $12.4 billion and adjusted net earnings increased 7.6% to $309 million. Adjusted EPS, excluding certain items, increased approximately 6% to $0.52 for the quarter, our strongest year-over-year growth in quite some time.

We are pleased with the solid operating performance we delivered in our first fiscal quarter in the midst of ongoing challenging market conditions. While we were challenged with expense management in certain aspects of our business, we generated more than 2% case volume growth and managed acute inflationary pressures very effectively, as evidenced by essentially flat year-over-year gross margin. Our improved performance during the quarter was due in part to the benefits we realized from our portfolio of business-transformation initiatives, especially category management. In addition, case growth trends in our locally-managed business were favorable for the second consecutive quarter.

Recent restaurant data reflects ongoing stagnant traffic trends, but somewhat improved industry sales trends as food service establishments increased prices to offset high inflation in meat, dairy and seafood categories. However, while we do believe that industry trends have gradually improved, that improvement has been more pronounced in certain geographic regions. In addition, while consumer confidence and employment metrics have strengthened somewhat, overall consumer spending remains restrained. Lastly, we are hopeful that the recent marked declines in fuel prices will help to drive additional traffic to our customers.

With that said, we remain intently focused on enhancing every aspect of our business so that we are able to better support our customers, operate more efficiently, and compete more effectively. As I mentioned, benefits from our category-management initiative continue to gain momentum. We expect that all remaining categories will be launched into the market by the end of this fiscal year and that we will achieve our financial savings target.

Turning to an update on our technology initiatives, during the quarter, we successfully executed a major software upgrade for the 12 operating companies using SAP. In addition, while we’ll talk more about the proposed merger in a moment, we continue our merger integration planning and sequencing work with regards to technology. We expect initial post merger areas of focus will include the rollout of SAP financial modules for general ledger, accounts payable, and accounts receivable, as well as additional elements of the HR module. All of which will make future SAP conversions at the operating companies relatively easier.

While we are pleased with our accomplishments during the quarter, we did fall short of our expense management goals. Expense increases were broad based and were primarily driven by increases in sales, delivery and incentive accruals. On the sales side, we’ve begun to hire MAs in targeted markets and expect these investments to contribute to sales growth over time.

In the delivery area, driver turnover and shortages continue to drive higher wages and overtime expense. However, our single largest opportunity for improvement lies in more consistent execution across the organization. We are developing and implementing tools that will provide increased visibility to key performance metrics as well as improved best business practices. We believe these enhancements combined with our new functional structure will lead to improved customer service, greater operational efficiency, enhanced cost management and increased profitability.

As we noted on last quarter’s earnings call, we also are investing in some promising new sales programs and market-driven initiatives. We have developed several initiatives targeted at improving our customers’ experience. For example, our initiative to grow our share in the under-penetrated Manhattan market has been very successful. In addition, we’ve developed a robust approach to serving the fast-growing Hispanic restaurant segment focused on providing authentic products utilizing a dedicated sales team. Also, our commitment to solicit and listen to feedback from our customers, carried out under our Customer 1st program has led to several important enhancements, including developing new technology that will ultimately allow customer to track their delivery and enhance customer on-boarding program aimed at increasing customer retention and improve sharing the best practices in our business review program.

With regard to our proposed merger with US Foods, we have been in productive discussions with FTC staff on a solution to permit the FTC to conclude its review. Given the amount of work remaining and considering the upcoming holidays, we do not currently expect to complete the transaction before the first quarter of 2015. Our integration planning work is progressing well and we successfully completed a $5 billion debt offering just following the end of the quarter as we prepare to fund the non-equity components of the transaction. Chris will provide more detail about this in a few moments.

In closing, we are pleased with our top line and gross profit performance for the quarter and believe that our investment and business transformation initiatives contributed to this achievement. I would like to thank our 52,000 associates for their dedication and hard work that drove our favorable first quarter results.

As we move forward into the remainder of our fiscal year, we are committed to improving the consistency of our operational execution, successfully rolling out our portfolio of initiatives, and further developing our plans to integrate Sysco and US Foods. This truly is an exciting time in our history and we believe the actions we are taking are strategically the right priorities to both achieve our vision and enhance profitability over the long term.

Now I’ll turn things over to Chris so he can provide additional details on our financial results for the quarter.

Robert Chris Kreidler

Thanks, Bill, and good morning, everyone. For the first quarter, sales were $12.4 billion or an increase of 6.2% compared to the prior year. Food cost inflation was 4.9%, driven mainly by inflation in the meat, dairy and seafood categories. Sales from acquisitions increased sales by 0.6%, however this was largely offset by the impact of changes in foreign exchange rates, which decreased sales by 0.5%. Case volume grew 2.3% during the quarter, including acquisitions and approximately 2.2% excluding acquisitions.

Gross profit in the first quarter increased 6%, nearly at the same rate as sales growth. Gross margin declined four basis points to 17.59%, reflecting the positive impact from our category management initiative and improved margin trends over the last few quarters. Operating expenses increased $136 million or 8.6% in the first quarter of fiscal 2015 compared to the prior-year period. Operating expenses increased mainly due to a $67 million increase in payroll expense and a $41 million increase in certain item expenses.

The most significant drivers in the increase in payroll expense were higher sales and delivery costs as well as incentive accruals. Regarding the incentive accruals, during the last year’s first quarter, we reduced certain incentive accruals based on our performance at that time. And this year’s first quarter our incentives are generally accrued at higher amounts, reflecting the impact of recent performance and causing a year-over-year variance.

Certain items totaled $43 million during the quarter and mainly related to the merger and integration expenses, the substantial majority of these costs related to consulting fees. Excluding certain items, operating expenses increased 6%. As Bill mentioned, we believe we have opportunities to better manage operating expenses over the balance of the year. However, the cost increases in the first quarter will pressure our ability to meet our goal of achieving flat cost per case for the year.

Operating income for the quarter was down 2.6% year-over-year. After adjusting for certain items, operating income increased 5.9%. Net earnings for the quarter were $279 million, a decrease of $7 million or 2.4% compared to the prior year. Diluted EPS was $0.47, a 2.1% decrease compared to the prior year. Adjusting for certain items, net earnings increased 7.6% to $309 million and diluted EPS increased 6.1% to $0.52.

Capital expenditures net of proceeds from sales of assets totaled $118 million for the first quarter this year, compared to $125 million last year. Cash flow from operations was $63 million for the quarter as the first quarter is typically a lighter cash flow quarter for us due to seasonal changes in our business. This result was $107 million lower than last year’s first quarter, which is the result of three major drivers. First, the cash impact of certain items increased $40 million year-over-year. Second, we made a $50 million pension contribution in the first quarter of this year compared to none in the prior-year period. This difference is simply driven by different timing regarding when we make cash contributions each year. And lastly, working capital usage increased year-over-year, mainly due to an increase in sales and inventory driven in large part by inflation.

As a result of these year-over-year changes, free cash flow was negative $55 million for the first quarter. Turning to the pending US Foods merger, subsequent to the end of the quarter, we issued $5 billion in debt in six series over various periods from three to 30 years, with an average weighted coupon rate of 3.4%. We decided to go-to-market prior to closing the transaction in order to be ready to fund the transaction as soon as we are able to do so. The proceeds of the offering are intended to fund the various elements of the US Foods transaction. In addition, as we closed on the new debt issuance, we simultaneously terminated both the bridge facility and the pre-issuance hedges. As a reminder, after we announced the proposed merger, we put in place the $2 billion interest rate hedge as part of our risk management strategy against a portion of the anticipated bond issuance.

Following the unwinding of the hedges, we paid $59 million in September 2014 to settle the hedge against our 10-year note issuance, which you’ll note is shown as a financing activity in our cash flow statement in the first fiscal quarter. In addition, we paid $130 million in early October to settle the hedge against our 30-year debt issuance, which will be shown as a financing activity in our cash flow statement in the second fiscal quarter. The financial impact of the unwind of the hedges will be amortized into earnings over 10 years and 30 years respectively.

Regarding our outlook into the second quarter and the remainder of the year, there are several items I’d like to point out. First, with regard to our category management initiative over the balance of the year, we expect the year-over-year impact of these benefits in each of the first three quarters of the fiscal year to be relatively similar before moderating in the fourth quarter. Second, as we disclosed on last quarter’s call, we continue to expect that corporate expenses will increase compared to the prior fiscal year. Due to the timing of these expenses quarter-to-quarter, we expect a more significant year-over-year impact in the second quarter.

Third, we will recognize a $13 million write-off in the second quarter of unamortized debt cost related to the termination of the bridge facility, which occurred as we issued the new debt related to the transaction. This write-off will be recorded in interest expense and will be treated as a certain item when we report our results next quarter. Fourth, as a result of the issuance of the new debt and the unwind of the pre-issuance hedges; we will recognize approximately $14 million in additional interest expense per month beginning in the second quarter. This expense will also be treated as a certain item when we report our results until the merger closes.

And finally, last year in the second quarter, our tax rate was unusually low, mainly due to the favorable resolution of certain tax matters. This will create a year-over-year timing difference from a tax rate perspective in the second quarter.

In closing, while the business environment in the food service industry remains challenging, we are encouraged by the progress we’ve made implementing our business transformation initiatives and believe we have many opportunities ahead to continue to enhance our customers’ experience, strengthening our operating performance and increased profitability.

With that operator, we’ll now take questions.

Q&A

Operator

Thank you, sir. [Operator Instructions] And we will take our first question from Kelly Bania with BMO Capital.

<Q—Kelly A. Bania>: Hi. Good morning. Thanks for taking my question. Just first on the payroll increase, I’m wondering if you could just go into a little bit more details in terms of the different buckets of the $67 million increase between the sales, the delivery expense and the incentive accruals. And what sort of year-over-year increase in payroll was that for – overall for the first quarter and you mentioned it’d be kind of difficult to achieve that flat cost per case for the year, so how should we think about payroll for the next couple of quarters? Thank you.

<A—William J. DeLaney>: I’ll start, Kelly, and let Chris kind of help me out here a little bit. I would say just on the overall expenses, the way I’d prefer to answer the question I guess is, our expenses is adjusted are up about 6%, and payroll, labor, and related is usually 70% – generally at 70%, 75% of our cost structure. So, I don’t have the exact number in terms of payroll and I don’t know that we disclosed that, but I think that’d be a pretty good proxy for what you’re looking at there. It comes in different buckets as we took you through. On the sales side, for example, we have begun to grow our MA workforce again modestly, a little more in certain markets. So, we had made some significant reductions in territories, on profitable territories 18 to 24 months ago.

So we’ve worked our way through that. We’re growing our territories. We had a very nice quarter. We grew our gross profit quite a bit. We grew our locally-managed business where our commission grids and our bonus grids work that does translate to more earnings for our sales people and for our management team. So that’s part of what you see there. I think the other biggest bucket was in delivery where – especially in certain markets we’re struggling to attract people. It’s a great market if you’re a driver these days and to retain drivers in certain markets as well. So I’d say most of the payroll impact was in those two areas.

<A—Robert Chris Kreidler>: I don’t have a lot to add. My comments about the incentive accruals were simply that last year we lowered a longer-term incentive accrual based upon where we were versus those targets in that particular incentive, and this year we are at target. So you’ve got a year of overlapping effect there. So that was a portion of it as well.

<Q—Kelly A. Bania>: Great. That’s very helpful. And then I was wondering if you could just follow up with one kind of bigger-picture question. Could you talk about just the trends you’re seeing maybe with respect to categories and the types of foods that are seeing the strongest growth? And the reason I ask is, I guess we heard from McDonald’s maybe a week or two ago that they were thinking about possibly pursuing some organics. And I’m just curious with what you’re seeing and trends in natural organics and if your customer base were to increase focus on those types of products, where do you think you and your suppliers stand in terms of being able to cater to that? Thank you.

<A—William J. DeLaney>: I think we have seen those trends for quite some time, whether it’s organic or local or sustainable. Different people look at it different way. So, local is probably the bigger trend that I think we tend to see given that we do have so many locally-managed customers through our Op Cos and that type of thing. So I would say it’s a trend that’s growing. I wouldn’t describe it as an overly large piece of our business today, but I think it’s increasingly important for two reasons. One is it is growing, and I think we want to be ahead of that or at least in step with that. And I think, two, with the customers where those types of products are important, even though it might be a relatively small piece of their buy, they feel very strongly about that.

So whether it’s organic or local or other similar types of items or categories, being able to supply those types of products is key to continue to develop the relationship with those types of customers. And I think our suppliers are getting there. It’s – I think as we work through the category management, especially the second round once we’ve been through these initial launches, I think this type of a discussion will be even more bigger part of the discussion as we go forward. So, certainly certain suppliers are very proactive in this space and others we work with together to further our offerings as we go forward. So I think it’s a trend that’s been there. It’s growing. The people that want local and organic are very steadfast in those desires and it’s an important part of those customer relationships.

<Q—Kelly A. Bania>: Thank you.

Operator

And we’ll take our next question from Andrew Wolf with BB&T Capital Markets.

<Q—Andrew P. Wolf>: Hi. Good morning. On the sequential improvement in the MA served sales growth, could you help us think about where that’s coming from? It sounds like obviously there’s an inflation help and I guess there’s more sales people. Could you give us a little more color on what’s driving that internally or externally maybe it’s the environment?

<A—William J. DeLaney>: Yeah, I think it is – I honestly don’t think the environment has changed that much. We went through kind of this weather cycle last year where it was really rough December through February, and so that certainly impacted everyone. And then cabin fever effect in April and May where sales came back pretty strong. We’ve lapped a lot of that now. So I think the market is kind of where it’s been. I think it’s almost month-to-month. You see one report one month where consumer confidence is up or the restaurant operator’s confidence is up and the next month it’s down a little bit.

So I don’t think there’s any distinct change in the pattern there. I think from our perspective, we’re a year to two years now into these initiatives both in terms of the category management, but also some of the segmenting work we’ve been doing with our sales and marketing teams. And we have a program called back-to-basics that we’re out there with and it allows us to both focus more on certain segments and at the same time use that as an opportunity to enhance training with our sales force. So we’ve seen some positive trends there.

As I noted in my comments, some of this is more geographic specific, and so I think at least from what we see, certainly in the south in particular where we are here in the southwest has been strong for a while now. And so – and the west it looks like we’re seeing some improved results there. And I don’t know how much of that is the macro. We had a big fold out down in Southern California last year. We’re through that and we’re starting to see the rewards from that investment that we made in Riverside last year. And I would say the last thing I guess from my perspective is just the stability of where we’re at in our initiatives. We’re two plus years into all of these initiatives. That first year, year and a half, it was very significant impact on our sales force.

As I said earlier, we reduced a lot of unprofitable territories. That has an impact. It took us a while to kind of hit our stride in category management. So as we’ve matured in rolling out these initiatives, I think it’s become more business as usual, and we’re just executing better. So I think a little bit maybe on the macro, a little uneven, a little geographic there, and I just think a lot of these change that we’re driving out, we’re getting better at it and more stability within the sales force.

<Q—Andrew P. Wolf>: Okay. Can you just as a follow-up before I get back in queue, could you annualize what the growth in the MA looks like even if it’s not maybe contributing a lot right now?

<A—William J. DeLaney>: Andy, I don’t know that that’s something we have done before. I would just tell you that we are growing the number of MAs and it’s modest. I think – let me come at it this way, the way we are evolving I think in terms of our thoughts on MAs and sales people and territories in particular is to grow those territories at a level that we anticipate opportunities for sales growth and to try to stay ahead of that. So in some markets it might be mid-single digits. In other markets, it might be flat to low-single digits.

<Q—Andrew P. Wolf>: Thank you.

<A—William J. DeLaney>: Sure.

Operator

And we’ll take our next question from John Heinbockel with Guggenheim.

<Q—John E. Heinbockel>: So, Bill, on gross margin, where do you guys sit now with price investments? And are we at a point even when the category management benefit subsides are we finally at a point where gross margin can be managed flat year-over-year and the downward pressure you’ve had in the past?

<A—William J. DeLaney>: Is that it, John? I don’t

<Q—John E. Heinbockel>: That’s it for now. Yeah.

<A—William J. DeLaney>: The honest, short answer is, I don’t know, certainly that’s our goal, and the way we’ve spoken to it is we expect because of the ongoing nature of the market that we’re in, it’s a large market. That’s the good news. There’s low barriers to entry. There’s a lot of people in it and there’s not a lot of growth in it right now. So I think we’ll continue to see a lot of pressure on the street and what you hear us saying or what you heard me saying in particular for example on the [indiscernible] (26:06) is that those initiatives are beginning to bear fruit and helping us to offset some of the pricing pressures that you’re alluding to.

And I think when you look at our quarter, obviously we had a lot of inflation in certain categories, and I think we did a decent job of passing that along in an appropriate way. But I would say most of the margin positives in the quarter were from taking cost out of our cost of goods and sharing those savings with our customers

<Q—John E. Heinbockel>: Do you think – is that level of price competition, has that been exacerbated by the whole merger situation and that people may see some business up for grabs while you guys are in limbo or no?

<A—William J. DeLaney>: I think in certain markets I would say that that’s probably had more of an impact on US

Foods than it has on us. I think they’re in a tougher situation there to deal with that. So, yeah, there’s definitely I’m sure some competitors trying to take advantage of that. But I think it’s also – I think early months or weeks that was a bigger deal. I think that’s leveled out to some extent. I don’t think it’s been an impact on our people. We’ve kept our people very focused. And it’s not to say there’s not incidents of that. I’m not saying that, but in general on a base of whatever $12 billion in sales for the quarter, I don’t think that was a big part of it. At least not for us.

<Q—John E. Heinbockel>: All right. And then just lastly, back on the growth in MAs, was a lot of that – did that pre-date or the plan for that pre-date US Food? And is most of that in non-overlapping markets or it’s both?

<A—William J. DeLaney>: It has nothing to do with US Foods. I mean it was basically in our profit plan for the year.

I’ve spoken on this on some previous calls. We took approximately a thousand unprofitable territories out of our business over what we thought was going to be a 12-month period. It happened three to six, so that was pretty significant impact. And most of our operating companies and markets did a nice job managing that. In certain instances, we didn’t do so good a job, and we went too fast and that had some doubling-down negative impacts. So that’s really us just as a management team, whatever six, 12 months ago saying, okay, we’ve done that. Now let’s get back to what we normally do, which is growing territories in conjunction with what we think the opportunities are. I wouldn’t try to connect that to US Foods at all.

<Q—John E. Heinbockel>: All right. Thanks.

<A—William J. DeLaney>: Sure.

Operator

And we’ll take our next question from Edward Kelly with Credit Suisse.

<Q—Lauren Wood>: It’s Lauren Wood on for Ed. Just another question on gross profit, so it looks like the spread between gross profit growth and volume growth improved again this quarter. Can you maybe talk about how much of that could be attributed to internal initiatives like category management, how much of that could be attributed to inflation, and how sustainable do you think this is going forward? Thanks.

<A—William J. DeLaney>: Wow. Okay. I think the – I think when you look at the growth in gross profit dollars; we’ve acknowledged that there’s a lot of inflation in that. And so that is part of the – that 6% growth that we’re talking about in sales and GP dollars. Inflation is a meaningful piece of that. However, inflation also makes it more difficult to keep that spread relatively close, so that’s where I was saying, I felt even though the market continues to be very competitive that we did a nice job there.

And that takes you to the initiatives, which we think category management in particular, has now kicked in, in a meaningful way and is allowing us to manage our cost of goods more effectively and also to invest in our customers along the way. So I think it’s mostly the initiatives as well as the fact that we’ve got 7,000 sales people out there, 70 operating companies, and senior management teams, and they’re all very focused on executing as well as they can. So I think with at least us growing into a company that’s going to continue to embrace change and have initiatives, I think our people are coming to grips with that. We’re getting better at executing change and the business at the same time. But I think the initiatives themselves, as I said earlier, are contributing to that. And I think on the inflation front, we just did a nice job there of keeping that spread as close as we did.

<Q—Lauren Wood>: Okay. And just as a follow-up, can you give us any more color on maybe what categories you’ve addressed more recently and how that process is going?

<A—William J. DeLaney>: Well, I’ll tell you, we’re into waves, so I think six, seven and eight, so we’re well into it now. So I don’t have all the categories in front of me. I know – I think we have done some poultry categories. I know bread and rolls were a big one. But we’re now into categories where there’s double digit sub categories, if you will, so we’re into the core of the entire offering right now

<Q—Lauren Wood>: Thank you.

<A—William J. DeLaney>: Sure.

Operator

And we’ll take our next question from Karen Short with Deutsche Bank.

<Q—Karen F. Short>: Hi. Just a couple questions on the integration costs. So, you’re now kind of at $130 million cumulatively, and I guess the first question is, are we now kind of at the point where this is about as far as you can go without actually merging? And then the second question was, is this included in the original $700 million to $800 million in guidance that you gave on integration expenses or is it in addition to?

<A—Robert Chris Kreidler>: Hi, Karen. Let me start with the second part of the question. We certainly included in our original guidance $700 million to $800 million, some assumption for pre-closing merger integration expenses. I think it’s fair to say we had exceeded that assumption. We’ll come out with a new number of what we think the overall costs are going to be. We’ll share that as well as what we’ve already spent, which we’ve been disclosing on a month-by-month basis.

But obviously we’ve spent more than we originally planned. The first part of your question, there is continual work that we can do. There’s only a certain amount of information we can share between the two companies prior to actually closing the transaction. And so we do as much as we can, kind of business stream by business stream, and then we do some work in clean rooms. But there is some work that we can’t even do outside a clean room or inside of a clean room, I should say, until we actually close.

So, there’s more work to be done. I think it’s fair to say at this point we have done a lot of good work. Teams have put in a tremendous amount of effort. We’ve got a very clear idea of how we would merge the two companies together. And the more time we have the more buttoned-up, I would say, our integration execution will be once we’re able to start that process. So there’s still more work to be done, perhaps not at the same level and same intensity as we’ve been doing it over the last 10 months.

<Q—Karen F. Short>: Okay. That’s helpful. And then I guess [ph] just to following it on, (33:13) I guess within the bucket of this $130 million, how much – can you maybe give a sense of what the dollar amount would be, Sysco employees that have fully dedicated to the integration planning versus the actual just pure consulting fees?

<A—Robert Chris Kreidler>: Yeah, the vast majority of it is consulting fees, Karen.

<Q—Karen F. Short>: Okay. And then just the last question was on the update of the business transformation to other Op Cos this coming year. Any ideas what the plans are?

<A—William J. DeLaney>: Yeah, I think it’s

<Q—Karen F. Short>: [ph] Or is it on hold? (33:43)

<A—Robert Chris Kreidler>: Yeah, I mean, I’ll start here. Bill may want to chime in. As we’ve said in prior – last couple of calls, we just did a major upgrade of the SAP software itself, which went well, and now we’re focused on doing what we’ll call some functional rollouts of SAP. So Bill mentioned in his opening remarks, accounts payable, accounts receivable. We’ll do some I think some additional rollouts of some HR functionality, et cetera. That has a double advantage. One, it helps our Shared Services, but secondly it also helps us as we begin to do merger integration. Once we’re allowed to do that, it helps us achieve synergies faster. So that’s the focus that we have for our SAP rollout now.

Those types of things once we do them actually make rollouts [ph] in (34:33) the operating companies easier because we’re converting, we’re transitioning less at each operating company when we actually go back to rolling out an operating company. And as we go through this process, we are obviously looking at the overall integration plan from a – the technology perspective of how we’ll roll out operating companies in the merged enterprise.

<Q—Karen F. Short>: Okay. That’s really helpful.

<A—William J. DeLaney>: I think the only thing I would add there is just in the broader way of looking at business transformation, we’ve talked about category management. This is going to be a big year to continue to launch the rest of the categories this year. We’re pretty much through the SG&A work, so you’re not seeing a lot of new benefits coming from that. That was the work I alluded to earlier that we did the first year, year and a half. There’s a lot of work still going on, on the operations side, supply chain side of the business in terms of optimizing our efficiencies, our processes, our pay plans in the warehouse and in delivery. And we’re really not seeing those benefits to the degree that we will down the road.

So, again in the broader way of looking at business transformation, still a lot going on that our operating companies are dealing with right now.

<Q—Karen F. Short>: Okay. Thanks very much.

<A—William J. DeLaney>: Yep.

Operator

And we’ll take our next question from Meredith Adler with Barclays.

<Q—Meredith Adler>: Can you hear me?

<A—William J. DeLaney>: Yes.

<Q—Meredith Adler>: Okay, great, thanks. I want – sorry, I have a cold. I might lose my voice. I wanted to talk a little bit more about category management. I think you’ve spoken in the past that it wasn’t a very – just a simple SKU rationalization process, but it’s clearly having a very nice benefit on the gross margin. Can you talk a little bit about exactly what’s happening and how that’s leading to the gross margin improvement?

<A—William J. DeLaney>: Sure. I think the key, Meredith, from our perspective is we have a very robust process that we’ve developed. We have brought a lot of people into the organization at all different levels who have done category management before in other industries. So, we’ve learned from some of our other stumbles if you will with initiatives that we need to not just develop the folks that we have, which we have done, but also bring in some other folks that have that experience. So I think we’ve had really strong leadership with Tom Bene and Bill Day in Bill’s group. So I think it starts there. And we feel good about that. The nature of the process is sitting down with these suppliers and trying to create some level of partnership as we go forward.

Obviously, it’s not going to be the same with every supplier and to focus on the customer and focus on the opportunity for growth. And as you do that, at least two things become quite apparent is by using some of the intelligence that our suppliers have and over time developing more insights ourselves through our customer work and marketing, we’re able to see where most of our customers want to spend their money in terms of what items, what categories, and we’re able to also focus or, necessarily focus on where we have a lot of redundancies in SKUs and items that don’t move a lot. And then as we work closer together with the suppliers and we start to see success which is the key, we’re able to see that working together here we can create savings for the customers and for our supplier and for ourselves, and that creates these efficiencies that you’re starting to see on the cost of goods side.

So, it clearly starts with acknowledging that this is a big change in our company, strengthening our team, coming at this from a customer perspective, and ultimately getting the right suppliers to partner up with us in a way that it’s a win, win, win. It’s got to work for the customer, it needs to work for us, and obviously it’s got to work for the supplier.

<Q—Meredith Adler>: And how do you deal with pushback from a customer who says, oh, I’m madly in love with my particular vendor, don’t do anything. Do you just keep that item around or are there financial incentives for them to shift vendors?

<A—William J. DeLaney>: Well, I think we’ve gotten better at that. And I think it comes with understanding our customers and listening to them and getting them to actually have that conversation with us. And so from that standpoint, I think we’ve made good strides. It’s all the above. I think for the most part you have the conversation, you understand what the angst is as best you can, and you make it more about choices and/or timeline. So in certain cases depending on the customer and how key an item it is, you may not convert them. But in most instances, there is an opportunity to convert them. Certainly you’ll need to share some of the economics with them as well, and you’ll need to – again, I think it’s where we’ve gotten better. You need to have a timeline that works for the customer.

And again, we’re not looking to – it would be nice to do all these in 90 days to 180 days but if it takes six months to a year to do it the right way, that’s what we’re doing. So again it just comes down to listening to that customer and getting them really try and understand why they have that angst and it may be what you say, it may be as simple as some type of an economic play, but it very well could be they’re happy to make the change, we just need to sell them on it and that takes some time to get them to understand the attributes of the alternative product.

<Q—Meredith Adler>: Okay. And then I have a question for Chris. You did mention that cost per case this year might not be down the way you had hoped it would be or might not be flat as you had hoped it would be. Is it the things you talked about in the first quarter, specifically transportation but MAs and incentive comp that are the reason you don’t think you’ll make the cost per case goal? Or is there something else that you’re thinking about?

<A—Robert Chris Kreidler>: Yeah, it’s not – it’s more than that, but it’s nothing we didn’t talk about. In Bill’s prepared comments, I think he described it as pretty broad based, and so we’ve had some increases almost across the board in different areas, some of which we expected, certain pension-related costs and things like that and some of which we didn’t, so delivery expenses continue to be up even though they were up pretty significantly last year. We talked about the sales compensation expense, things like that. So as we look here at the end of Q1, what we’re really calling out is our cost per case is up significantly. We have a flat goal for the year. We have a lot of areas to go after, and we will go after those. But we’re pointing out that there’s going to be some pressure on us achieving that goal. So in no way are we going to give up on the goal, but we’re calling out the fact that it’s going to be harder because we’re starting, if you will, in a trench and we’ve got to dig our way out of it a bit.

<Q—Meredith Adler>: Very good. Thank you. That’s helpful.

Operator

And we’ll take our next question from Mark Wiltamuth with Jefferies.

<Q—Mark G. Wiltamuth>: Hi. Thank you. Could you talk a little more about you said that certain geographies were performing better than others. Is that a function of what’s going on with the consumer health in those markets, or is it more Sysco initiatives that are driving that?

<A—William J. DeLaney>: Well, I would say what we’re extrapolating or at least what I’m extrapolating is when we see some deltas that are somewhat pronounced, you would have to at least – one would conclude that some of that is coming from the relative health of the local or regional economy. So when I talk about the southwest, I think the economy has been strong down here for a long time. Now look we’ve got some very large operating companies in southwest that have been performing very well for multiple years as well. So it’s a combination. But certainly when you look at the south and the west compared to what we see up in the north and the northeast to some extent, there are differences. So we’ve got strong people throughout the country and leaders and associates, and I think the initiatives are being developed and implemented pretty evenly throughout the country. So I think on the margin, it’s more the economy as well as the execution.

The good news is, we’re having success in all of our markets right now. I was just trying to bring some color to everything that you read and we tend to – questions we tend to get on these calls is, is it as competitive? Is it more competitive? We think it’s just as competitive as it’s been for quite some time. We just happen to believe that there’s two or three markets that are a little bit more favorable I guess in terms of underlying economics and consumer outlook.

<Q—Mark G. Wiltamuth>: Okay. And lastly, in talking about the US Foods merger and the FTC review, you did use the word solution, which implies you’re working on addressing a concern. If there’s any other color you can give us there, are you considering divestitures or was that always part of the plan?

<A—William J. DeLaney>: Well, I think you have to go back to where we were. So I would just say this, we’re at a point now where we’re certainly talking to the right people. We’re having the right conversations. And it’s taking longer than what we originally projected. With that said we really had never been through anything like this before, so it’s really hard to get too torn up or too concerned about that aspect of it. I would go back to the comments I made when we announced the deal back on December 9. We think the strategic value of this opportunity is significant. We think it’s very pro-competitive. We think it’s going to be very good for our customers over time, yet we certainly think there’s some complexity to it and we need to get a good return on it.

And as we have said on previous calls since then, we have shared a lot of information with the FTC. We’ve had a lot of meetings with the FTC, and I think they are up to speed now in this industry. It’s taking some time, it’s an industry where as you know there’s not a lot of other public players really other than us currently. So it’s just taken more time than we thought to I think get the information to the FTC, get it digested and begin to have these conversations. So bottom line, we’re looking for a successful outlook. We’re looking for a solution. We just think right at this point, it’s going to take longer than we originally projected.

<Q—Mark G. Wiltamuth>: Okay. Thank you.

<A—William J. DeLaney>: Thank you.

Operator

And we’ll take our next question from Ajay Jain with Cantor Fitzgerald.

<Q—Ajay Kumar Jain>: Yes. Excuse me. Hi. I had a variation of some of the questions asked earlier on how you’re managing your gross margin so well with this level of inflation. I think if your cost of goods is going up and you’re passing along the higher food costs, the gross margin percentage should still decrease even with higher gross profit dollars. At least that’s the way the math is supposed to work. So can you comment if you’re getting any unusual support from the vendor community that’s helping you out? Is there anything else that might be driving the gross margin trends, such as incremental vendor support that’s on top of the cost savings initiatives that you talked about earlier?

<A—William J. DeLaney>: Yeah, Ajay. I think as we have discussed on the last two or three calls, I would agree with your first point that when you have significant inflation, especially in the categories we called out here where you’re looking at double-digit inflation for at least the last couple of quarters in meat, seafood, and dairy. You generally cannot pass that along as fast as you would like. And frankly, in many instances it’s not even appropriate to do that. So I’d go back to something we’ve been doing for years. I mean we work with our customers. We work with them on their menus. We look at alternative products that would make their offerings and their item selection and their menus more attractive and we do that through our product specialists, through our culinary chefs and obviously through our marketing associates and our account executives.

So, we do all those things. So it is harder to pass it along. And that’s why I was referring to earlier I think it remains very competitive from a pricing standpoint on the street. There’s nothing special going on with vendor support. What I was speaking to a couple other times is when we say that we believe that category management is beginning to deliver the results that we projected for, that does play out on the cost of goods side. When you’re able to form some strategic partners with your suppliers and as you get deeper into the category launches and you begin to execute those throughout the enterprise, it takes months to really cycle through all that, but that does translate into savings and I think that’s what you’re seeing is we are buying better, but nothing other than the fact that the process for category management is beginning to mature.

<Q—Ajay Kumar Jain>: Okay. Thank you. And I don’t expect you to respond further to potential FTC issues, but I wanted to see if you can comment on one practical aspect of any divestitures you might need to make, so specifically for some of the national accounts that are currently handled by SYSCO or US Foods, if there is a change of control on some Broadline facilities that you might need to divest, how would you deal with the issue of those national accounts and who is going to supply them under a change of control for any regional Broadline facilities?

<A—William J. DeLaney>: As you said, we’re not going to comment on that. It’s all part of – that discussion, Ajay, is all part of the process.

<Q—Ajay Kumar Jain>: Okay. Thanks. And if I could just ask one final question, you talked about higher corporate and payroll expenses, but can you comment on the level of integration and planning costs we should assume going forward? Does that spending moderate or could it potentially be higher over the balance of the year based on how you’re allocating those costs?

<A—Robert Chris Kreidler>: Good question. What I said earlier was, I don’t know that we’ll be running at the same intensity that we’ve done over the last 10 months. I’m not going to sit here and expect them to moderate or diminish significantly, but I think we’ve probably seen a peak, and we’re probably going to be flat to moderately down. I’m saying that without actually having a forecast in front of me, but I don’t anticipate any new significant expenditures in the way of merger integration expenses other than some of the ones we called out in terms of interest expense and things like that, which will continue to count as a certain item until we close.

<Q—Ajay Kumar Jain>: Okay. Thank you.

Operator

And we’ll take our next question from John Ivankoe with JPMorgan.

<Q—John W. Ivankoe>: Hi. Great. Thanks. I’ll have two questions, please. First, you mentioned in our prepared remarks turnover and shortages related to your delivery drivers, I assume. I mean is that fixable with compensation? Is there anything else to kind of understand why you are seeing a pickup in turnover there? In other words, is it something that you can reverse or has the market for these individuals gotten that much more competitive?

<A—William J. DeLaney>: John, Bill. I think it’s fixable in most markets. I think there’s things that as we’ve brought in some of our talent acquisition work in the more central locations, it’s taken us some time as an organization to adjust to how that works between the Op Co and the Shared Services group. So, we have had some challenges out there, and we have addressed those. And I would expect from that standpoint things will get better. With that said, there’s a handful of markets just because of the underlying economy, and in particular drilling where it’s very difficult to compete for drivers. And nationally there’s a shortage of drivers. So I think it’s all manageable. It’s just harder to manage today than what it’s been. And I would expect that you’ll see improvement there over the next six to 12 months.

<Q—John W. Ivankoe>: Okay. And secondly, just a question on the restaurant industry. We did see – I’m really talking about the casual dining data, but I think this is true for QSR in general as well, a pickup in August, September, and even in October especially relative to July and July being I think the highest volume month in the quarter which was actually the lowest month in the quarter on a year-on-year basis. Is that kind of what you’re seeing in the broader data as well? Like in other words July was the low point in the quarter and it’s since picked up or could you comment a little bit more on the industry?

<A—William J. DeLaney>: I actually don’t know that I’ve seen that. My sense at least from, for example, some of the feedback we get and surveys from operators is that July and August were stronger and September they weren’t quite as effusive about what was going on in the business and maybe even their outlook. It’s still – I mean the metrics we’re looking at, people are still reasonably optimistic, the operators going forward, but my sense is actually it was stronger earlier in the summer than in September.

<Q—John W. Ivankoe>: Okay. Interesting. Thank you.

Operator

And we’ll take our next question from Vincent Sinisi with Morgan Stanley

<Q—Andrew R. Ruben>: Hi. This is Andrew Ruben on for Vinny. You just touched upon a bit, but I was wondering if you could talk about your sales cadence for the quarter, if there were any trends in that and in terms of with the hiring increases if that’s started to flow through on the sales side or generally the timing until you see that start to flow through?

<A—William J. DeLaney>: I’m sorry. The first part of the question?

<Q—Andrew R. Ruben>: Just sales cadence through the quarter if there’s anything to call out.

<A—William J. DeLaney>: Sales gains?

<Q—Andrew R. Ruben>: Cadence, if it was stronger in any one month or accelerating, decelerating.

<A—William J. DeLaney>: No. I think going back to John’s question, again, I’m trying to make distinctions here where at least the data we see is not that distinguishable. So I’d say the cadence obviously was good. It’s hard to pin down week to week, but I think the biggest thing as we look at our numbers is this the inflation stayed strong in those categories and throughout the quarter. And but we saw growth throughout each month and as we said, we’re seeing it both on the locally managed and the corporate managed side of the business. So I wouldn’t say there’s anything overly dramatic or material that would separate one part of the quarter from the other.

<Q—Andrew R. Ruben>: Okay.

<A—Robert Chris Kreidler>: The second part of your question, I think, was around whether an impact from the hiring of MAs.

<Q—Andrew R. Ruben>: Okay.

<A—Robert Chris Kreidler>: And I think it’s fair – Bill obviously will jump in here, it’s fair to say. It takes a while before newly hired MAs, trainees as we call them, begin to have an impact on your sales line. And so MAs that we hired six, nine months ago will start having an impact for those that we’ve hired in the last quarter or two are really aren’t driving that sales line yet.

<A—William J. DeLaney>: I think that’s right. I think what is helping is what I also alluded to earlier is the fact that we’re nine to 12 months past these territory reductions, so there’s just more stability in the sales force right now. We’re getting better at implementing these initiatives. So I think our sales force and our sales management team are in a better place in terms of just the day-to-day aspect of the business

<Q—Andrew R. Ruben>: Okay. Thank you. That’s helpful. And then just to touch on the inflation side, it’s been coming in a little higher for the quarter, has your outlook changed in terms of what you’re potentially seeing for when this may moderate or inflation outlook for the rest of the year.

<A—William J. DeLaney>: I think it’s going to be with us for a while. Dairy is a category it’s not quite like produce, but dairy tends to go up and down a little faster than the others. But from what we read and hear certainly the meat side of the business, we expect to continue to see inflation there for the next several months probably. So right now I don’t tend to go out too far with my thinking here, but I would think over the next six months it could moderate a little bit at some point, but I think we’re still going to have a fair amount of inflation.

<Q—Andrew R. Ruben>: Great. Thank you.

<A—William J. DeLaney>: Thank you.

Operator

And we would like to thank everyone for their participation on today’s conference. That does conclude our call. Please have a great day.